UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PPG Industries Employee Savings Plan

(Full title of the Plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPG Industries, Inc.

One PPG Place, Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.	In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2009 and 2008.

Exhibits:

23.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in

PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 25, 2010

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
NET ASSETS:
Investment in net assets of the PPG Industries Master Trust — at fair value (Note 3)	$2,211,525,312	$1,856,979,878
Participant loans — net (Notes 2, 4)	45,199,661	43,648,056

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	2,256,724,973	1,900,627,934

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 5)	(6,319,014)	14,508,064

NET ASSETS AVAILABLE FOR BENEFITS	$2,250,405,959	$1,915,135,998

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Income — net from investments in the PPG Industries Master Trust (Note 3)	$419,901,251	$—
Interest income on participant loans	2,742,433	3,138,022

Total investment income	422,643,684	3,138,022

Contributions (Note 2):
Employer	6,636,969	41,478,993
Employee	53,464,910	71,198,742

Total contributions	60,101,879	112,677,735

Total additions	482,745,563	115,815,757

DEDUCTIONS:
Loss — net from investments in the PPG Industries Master Trust (Note 3)	—	679,023,771
Withdrawals (Note 2)	142,590,774	167,397,781
Deemed distributions (Note 2)	1,551,601	549,169
Administration expenses (Note 2)	1,615,472	1,285,799

Total deductions	145,757,847	848,256,520

NET INCREASE (DECREASE) PRIOR TO PLAN TRANSFERS	336,987,716	(732,440,763)

TRANSFER FROM OTHER PLANS (Note 2)	583,260	27,290,093

TRANSFER TO OTHER PLANS (Note 2)	(2,301,015)	(182,776,155)

NET INCREASE (DECREASE)	335,269,961	(887,926,825)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,915,135,998	2,803,062,823

End of year	$2,250,405,959	$1,915,135,998

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting — The financial statements of the PPG Industries Employee Savings Plan (the “Plan”) are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2009 and 2008 in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG Industries common stock are recorded as investment income on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.

Master Trust —The PPG Industries Master Trust (the “Master Trust”) was established pursuant to a trust agreement between PPG Industries, Inc. (the “Company” or “PPG”) and Fidelity Management Trust Company (“FMTC”) in order to permit the commingling of assets of multiple PPG sponsored employee benefit plans for investment and administrative purposes.

Investment Valuation — Investments are generally stated at fair value. Investments in securities traded on securities exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. Participant loans are valued at the outstanding loan principal balances, which approximate fair value.

The S&P 500 Index Fund is a commingled pool managed by BlackRock Institutional Trust Company (“BlackRock”) following their acquisition of Barclay’s Global Investors on December 1, 2009. The S&P 500 Index Fund primarily invests in the common stocks of the approximately 500 companies that make up the Standard & Poor’s Composite Stock Index (“S&P 500”). The Fund’s objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends reinvested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account consisting of two institutionally managed commingled pools. The commingled pools employ investment managers with distinct but complementary investment styles that invest primarily in foreign securities. Pyramis Global Advisors

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Trust Company and Mellon Capital Management Company (“Mellon”) were the investment managers at December 31, 2009 and 2008. This fund is available only to Plan participants. The fair value of the fund is based upon the market value of the underlying securities held by the commingled pools.

The Stable Value Fund is a pooled separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities, such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. See Note 5 for additional information regarding the Stable Value Fund.

The investment in Common Collective Trusts is comprised of investments in the Mellon Bond Index Fund and the BlackRock LifePath Portfolio Funds. The objective of the BlackRock LifePath Portfolio Funds is to maximize total return while maintaining an investment mix of stocks and fixed income instruments relative to a participant’s retirement timeframe. The asset allocation of each LifePath Fund is designed to reach its most conservative risk level at the end of the fund’s stated date, at which time it will be blended into the LifePath Retirement Fund. The LifePath Retirement Fund is designed to provide participants who will be retiring with an appropriate blend of income and inflation protection. The fair value of the LifePath Portfolio Funds is based upon the fair value of the underlying investments held by the LifePath Portfolio Funds. These funds replaced the Vanguard LifeStrategy Mutual Funds on April 1, 2009.

The Mellon Bond Index Fund is a commingled pool managed by Mellon that invests in a stratified sample of the bonds in the Barclay’s Capital U.S. Aggregate Index (the “Index”). The Fund’s objective is to provide a total return that closely corresponds to the investment performance of the Index. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the investment in the Mellon Bond Index Fund is based upon the fair value of the underlying investments held by the Mellon Bond Index Fund.

Accounting Standards Adopted Prior to 2009 — On January 1, 2008, the Plan adopted accounting guidance related to fair value measurements for financial assets and liabilities. The guidance defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Refer to Note 4, “Fair Value Measurement” for additional information regarding our fair value measurements. Adoption of the guidance applicable to financial assets and liabilities did not have a significant effect on the Plan’s financial statements.

Accounting Standards Adopted in 2009 — In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance entitled, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This new guidance was implemented at September 30, 2009, when it became effective. The adoption of this guidance has changed how we reference various elements of GAAP when preparing our financial statement disclosures, but did not have an impact on the Plan’s financial statements.

In May 2009, the FASB issued new accounting guidance on subsequent events. The objective of this guidance is to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new accounting guidance was adopted as of June 30, 2009, when it became effective. Adopting this new guidance did not have a material impact on the accompanying financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description dated April 20, 2010 for more information on the Plan.

Administration — The named fiduciary for the operation and administration of the Plan (the “Plan Administrator”) is the Director, HR Services and Benefits, of PPG.

The named fiduciary with respect to control and management of the assets of the Plan is the Executive Committee and the Benefits Investment Committee of PPG. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The Employee Benefits Committee of PPG has responsibility for establishing, maintaining, and amending the Plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was converted to an Employee Stock Ownership Plan (“ESOP”) on December 1, 1988 and was amended effective January 1, 2006, to reflect that only the PPG Stock Fund is an ESOP.

Administrative Expenses — The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Master Trust. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.

Trustee of the Plan Assets — FMTC is the trustee for all of the Plan assets as of December 31, 2009 and 2008.

Eligibility to Participate in the Plan — The Plan is designed for U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Contributions — Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants’ maximum contribution rate for the years ended December 31, 2009 and 2008 was 50% of eligible participant compensation. Participants can contribute on a before-tax basis, an after-tax basis, and on a Roth 401(k) after-tax contribution basis. Catch-up contributions, including Roth 401(k) catch-up contributions, are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of individual rollovers from other plans totaled $0.9 million and $2.0 million in 2009 and 2008, respectively.

For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant’s monthly contribution subject to a maximum of 6% of the eligible participant’s compensation. The Company match rate established each year will be at the discretion of the Company. The Company’s matching percentage for these participants was 100% in 2008. In December 2008, the Company announced that its 2009 matching percentage of participant contributions subject to a maximum of 6% of eligible participant compensation would remain at the

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

100% level; however, the Company matching contribution would not be paid until business conditions warranted this action. In February 2009, the Company decided that its matching contribution would be indefinitely suspended effective with the March 2009 pay cycle. The Company’s matching contribution for January and February 2009 was paid in March 2009. In April 2010, PPG announced that the Company matching contribution would be reinstated related to employee contributions on or after July 1, 2010, at $0.50 for each $1.00 contributed on the first 6% of eligible participant compensation. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the collective bargaining agreement.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Vesting — All participant contributions and Company matching contributions and their related earnings are vested immediately and become nonforfeitable.

Payment of Benefits — Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant’s vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution unless they make a different decision within 90 days of their separation from service.

Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary(ies).

Participant Loans — All active participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants’ account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

Deemed distributions represent loans to participants whose repayments are delinquent by more than 90 days and are thus considered distributions, at which time a reserve for the loan is established. At December 31, 2009 and 2008, the reserve for delinquent loans totaled approximately $2,862,000 and $2,629,000, respectively.

Transfers — Transfers in occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part of its

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

business and portions of the Plan related to the divested business are legally moved out of the Plan. In February 2008, net assets from the Sierracin Corporation 401(k) Plan were transferred into the Plan, and in June 2008 net assets from the Spectra-Tone 401(k) Profit Sharing Plan were transferred into the Plan. The total net assets transferred into the Plan as a result of these actions was approximately $27.3 million. Sierracin Corporation and Spectra-Tone were businesses acquired by PPG.

In October 2008 following PPG’s divestiture of its Automotive Glass and Services business, the net assets of the Plan participants who were active employees of the business on the date of divestiture were transferred to the Pittsburgh Glass Works LLC Employee Savings Plan. The total net assets transferred at that time in connection with the divestiture were $182.8 million. In 2009, the total net assets transferred in connection with this divestiture were approximately $2.0 million.

3. PPG INDUSTRIES MASTER TRUST

The Master Trust assets are held by FMTC. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates. The Plan’s assets are included in the Master Trust together with other PPG sponsored plans.

The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan’s interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. The investment income for the Loan Fund, which is not part of the Master Trust, is recorded separately for this specific fund.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

As of December 31, 2009 and 2008, the Plan had approximately a 99.76% and 99.92% interest in the Master Trust, respectively. The net assets available for benefits of the Master Trust are summarized as follows:

	2009	2008
Investments at fair value:
PPG Industries common stock*	$739,736,495	$581,003,664
Mutual funds*	292,380,475	389,913,760
S&P 500 Index Fund*	169,726,242	138,033,323
Stable Value Fund*	691,590,195	673,009,315
International Equity Fund:
Mellon EB Daily Liquidity EAFE Fund	40,016,606	18,616,021
Pyramis Select International Equity Fund	37,242,752	40,744,891
Common Collective Trusts*	233,389,586	—
Money market funds	9,088,982	13,012,554

Total investments at fair value	2,213,171,333	1,854,333,528

Receivables	6,274,570	10,677,181
Liabilities	(2,673,197)	(6,547,219)

Net assets at fair value	2,216,772,706	1,858,463,490

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
State Street Bank and Trust	(1,726,293)	3,662,425
Rabobank Netherlands	(1,716,035)	3,366,845
J. P. Morgan	(463,500)	—
NATIXIS Financial Products, Inc.	(1,309,545)	3,862,916
AIG Financial Products	(1,109,742)	3,618,219

Net assets available for benefits	$2,210,447,591	$1,872,973,895

*	Represents more than 5% of net assets in the Master Trust. As of December 31, 2009, the mutual funds amount includes $136,346,359 of the Fidelity Contrafund Mutual Fund, which individually represents more than 5% of net assets in the Master Trust. As of December 31, 2008, the mutual funds amount includes $112,487,861 of the Fidelity Contrafund Mutual Funds, which individually represents more than 5% of net assets in the Master Trust.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The investment income (loss) — net of the Master Trust for the years ended December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
PPG common stock	$214,996,556	$(377,083,703)
Mutual funds	60,874,540	(231,201,711)
S&P 500 Index Fund	35,382,204	(86,823,996)
Stable Value Fund	40,941,639	13,532,681
Common Collective Trusts	43,770,745	—
International Equity Fund	14,708,126	(54,643,477)

Total net appreciation (depreciation) in fair value of investments	410,673,810	(736,220,206)

Dividends	29,931,971	37,433,657
Interest	63,320	396,216
Other income	961,308	104,138

Total income (loss) - net from investments	$441,630,409	$(698,286,195)

The Plan’s share of income (loss) — net from investments in the PPG Industries Master Trust also includes the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

4. FAIR VALUE MEASUREMENT

Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The financial assets that are reported at fair value on a recurring basis as of December 31, 2009 were as follows:

	Level 1	Level 2	Level 3	Total
Master Trust assets:
PPG common stock	$739,736,495	$—	$—	$739,736,495
Mutual Funds	292,380,475	—	—	292,380,475
S&P 500 Index Fund	—	169,726,242	—	169,726,242
Common Collective Trusts	—	233,389,586	—	233,389,586
Stable Value Fund	—	691,590,195	—	691,590,195
International Equity Fund:
Mellon EB Daily Liquidity
EAFE Fund	—	40,016,606	—	40,016,606
Pyramis Select
International Equity Fund	—	37,242,752	—	37,242,752
Money Market Funds	9,088,982	—	—	9,088,982
Plan assets:
Participant loans	—	—	45,199,661	45,199,661

The financial assets that are reported at fair value on a recurring basis as of December 31, 2008 were as follows:

	Level 1	Level 2	Level 3	Total
Master Trust assets:
PPG common stock	$581,003,664	$—	$—	$581,003,664
Mutual Funds	389,913,760	—	—	389,913,760
S&P 500 Index Fund	—	138,033,323	—	138,033,323
Stable Value Fund	—	673,009,315	—	673,009,315
International Equity Fund:
Mellon EB Daily Liquidity
EAFE Fund	—	18,616,021	—	18,616,021
Pyramis Select
International Equity Fund	—	40,744,891	—	40,744,891
Money Market Funds	13,012,554	—	—	13,012,554
Plan assets:
Participant loans	—	—	43,648,056	43,648,056

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The change in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008 was as follows:

	Participant Loans 2009	Participant Loans 2008
Balance - January 1	$43,648,056	$44,600,803

New loans	17,987,683	18,141,666

Repayment of loans	(16,202,615)	(19,589,534)

Deemed distributions (net)	(233,463)	495,121

Balance - December 31	$45,199,661	$43,648,056

5. STABLE VALUE FUND

The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC.

The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract (book) value accounting to provide for the payment of participant directed withdrawals and exchanges at contract (book) value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.

The wrapper contracts have been issued by NATIXIS Financial Products, Inc., AIG Financial Products, State Street Bank and Trust, Rabobank Netherlands, and effective June 30, 2009, J.P. Morgan. The S&P credit rating at December 31, 2009 of the issuing financial institutions is A+, A-, AA-, AAA, and AA-, respectively. Effective March 1, 2010, Rabobank Netherlands was replaced by J. P. Morgan. The underlying investments of the Stable Value Fund are stated at fair value based on quoted market prices. The fair value of the wrapper contracts is estimated based on the basis points assigned to the wrap fee.

The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments, and the spread between market value and contract value, but the rate cannot be less than 0%.

In accordance with guidance for defined contribution pension plans, the statements of net assets available for benefits present investment contracts at fair value with an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value.

Certain events, such as a Plan termination or Plan merger initiated by the Plan Administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

contract at less than contract value. The Plan Administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2009	2008
Average yields:
Based on annualized earnings (1)	2.41%	4.20%
Based on interest rate credited to participants (2)	2.96	4.14

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

In 2009 and 2008, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The securities included in the Stable Value Pool, at fair value, as of December 31, 2009 and 2008 were as follows:

	2009	2008
At fair value:
Money market funds	$27,501,071	$44,950,173
Foreign obligations	3,116,520	—
U.S. government obligations	354,338,033	262,605,175
Corporate bonds	139,645,599	87,189,311
Mortgage-related securities	107,633,299	204,282,236
Asset-backed securities	64,884,438	72,986,764
Other	1,087,717	781,679

	698,206,677	672,795,338

Securities sales pending settlement	(6,616,482)	213,977

Fair value	691,590,195	673,009,315

Adjustment from fair value to contract value for fully benefit-responsive wrap contracts	(6,325,115)	14,510,405

Contract value of Stable Value Fund	$685,265,080	$687,519,720

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.

* * * * * *

SUPPLEMENTAL SCHEDULE

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Identity of Issuer and Title of Issue		Current Value
	Investment in net assets of the PPG Industries Master Trust — at fair value	$2,211,525,312
*	Loans to participants with interest rates ranging from 4.25% to 11%, maturing through 2040	45,199,661

	TOTAL	$2,256,724,973

*	Party in interest

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, HR Services and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan (Name of Plan)

Date June 25, 2010	/S/ G.T. WELSH
G. T. Welsh, Director,
HR Services and Benefits of PPG Industries, Inc. and Administrator of the Plan